RADICA GAMES LIMITED

                          ANNOUNCES RESTRUCTURING AND

                         REPORTS SECOND QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
August 14, 2000                                      PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today that in its second quarter it had completed the previously announced restructuring of its worldwide operations to streamline it for the future. As part of this restructuring the Company made a number of layoffs worldwide resulting in restructuring charges. In addition, to reflect the changes to the U.S. handheld games market, the Company took certain charges as mentioned in its previous announcement relating to inventory, bad debts, return provisions and license fees.

As a result of these charges as well as operations during the quarter, the Company reported today an after tax loss of $17.4 million for the second quarter ended June 30, 2000 or $0.98 per fully diluted share versus an after tax profit of $2.2 million or earnings per share of $0.12 per fully diluted share for the same period last year. After tax loss for the six months ended June 30, 2000 was $19.5 million or $1.11 loss per share versus an after tax profit of $5.4 million or $0.28 for the six months ended June 30, 1999.

Total revenues for the second quarter ended June 30, 2000 were $12.4 million, compared to $23.8 million for the same period in 1999. Total revenues for the six months ended June 30, 2000 were $29.2 million, compared to $41.7 million for the same period last year.

During the quarter the Company took one time charges totaling $10.2 million including a restructuring charge of $1.4 million as a result of organizational changes in the U.S., U.K. and Asia to allow the Company to streamline operations and reposition itself for future profitability, plus charges of $4.3 million against inventory, $1.8 million related to certain license royalty minimums and $2.7 million in provisions against receivables and customer returns as a result of the downturn in the U.S. handheld games market that was discussed in Q1. Excluding these charges the Company made an after tax loss of $7.2 million for the 3 months ended June 30, 2000. Operating margins for the quarter were negatively impacted by soft sales of handheld games resulting in a significant mix shift to lower margin sales of ODM products, video game controllers and closeouts. SG&A increased during the quarter as a result of the normal timing of Spring advertising expenditures.

The Company also announced that the worldwide electronic component shortage continues to jeopardize shipments and costs of new products and will create uncertainty for sales volumes and margins during the remainder of the year and the first part of 2001.

Pat Feely, Radica's President and CEO said, "During the last quarter we completed the restructuring of Radica's operations to position the company for the future. In addition to securing a lower cost and more efficient organization, we have redirected our resources in support of the highest potential areas of growth and profitability for the future. We are viewing this year as a rebuilding year and intend to invest in advertising and product development, to build our highest potential business segments. While this aggressiveness will negatively impact profitability for the remainder of 2000, we believe it is the right strategy for the future."

"We are encouraged by the early results from retail of our XaviX(TM) technology-based PlayTV Baseball(TM). The product line will be launched nationally on television in mid-September. The Girl Tech(TM) product line continues to have excellent momentum at retail and our UK controller business continues to gain market share during this difficult platform transition year. These potential growth areas coupled with the cost savings resulting from our restructuring of the handheld games business should build the basis for a solid future at Radica," said Feely.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --


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

                              RADICA GAMES LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                         Three months ended             Six months ended
 except per share data)                                 June 30,                      June 30,
                                              --------------------------    --------------------------
                                                 2000           1999           2000           1999
                                              ------------   -----------    ------------   -----------
                                               (unaudited)    (unaudited)    (unaudited)   (unaudited)

REVENUES:

Net sales                                          12,429        23,756          29,151        41,662
Cost of sales                                     (18,782)      (13,683)        (30,821)      (22,809)
                                              ------------   -----------    ------------   -----------
Gross (loss) profit                                (6,353)       10,073          (1,670)       18,853
                                              ------------   -----------    ------------   -----------

OPERATING EXPENSES:

Selling, general and administrative expenses       (8,055)       (5,736)        (12,805)       (9,787)
Research and development                           (1,451)       (1,152)         (2,824)       (2,192)
Depreciation and amortization                      (1,348)       (1,238)         (2,728)       (2,174)
Restructuring charge                               (1,369)            -          (1,369)            -
                                              ------------   -----------    ------------   -----------
Total operating expenses                          (12,223)       (8,126)        (19,726)      (14,153)
                                              ------------   -----------    ------------   -----------

OPERATING (LOSS) INCOME                           (18,576)        1,947         (21,396)        4,700

OTHER INCOME                                          359           244             678           356

SHARE OF LOSS OF AFFILIATED COMPANY                     -          (322)              -          (562)

NET INTEREST INCOME                                   158           336             478           954
                                              ------------   -----------    ------------   -----------

(LOSS) INCOME BEFORE INCOME TAXES                 (18,059)        2,205         (20,240)        5,448

CREDIT (PROVISION) FOR INCOME TAXES                   703             -             692           (89)
                                              ------------   -----------    ------------   -----------

NET (LOSS) INCOME                               $ (17,356)      $ 2,205       $ (19,548)      $ 5,359
                                              ============   ===========    ============   ===========

(LOSS) EARNINGS PER SHARE - BASIC:

Net (loss) earnings per share                     $ (0.98)       $ 0.12         $ (1.11)       $ 0.29
                                              ============   ===========    ============   ===========

Average number of shares outstanding           17,625,930    18,102,586      17,616,663    18,526,295
                                              ============   ===========    ============   ===========

(LOSS) EARNINGS PER SHARE
  - ASSUMING DILUTION:

Net (loss) earnings per share and
  dilutive potential common stock                 $ (0.98)       $ 0.12         $ (1.11)       $ 0.28
                                              ============   ===========    ============   ===========

Average number of shares and dilutive
   potential common stock outstanding          17,625,930    18,969,534      17,616,663    19,484,686
                                              ============   ===========    ============   ===========
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

                              RADICA GAMES LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                  June 30,              December 31,
                                                                                  --------              ------------
(US Dollars in thousands, except share data)                                        2000                     1999
--------------------------------------------                                      -------               ------------
                                                                                 (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                               $ 20,599                $ 32,159
Accounts receivable, net of allowances for doubtful accounts of $3,037 ($389 at Dec. 31, 1999) and estimated customer
  returns of $270 ($624 at Dec. 31, 1999)                                                  8,883                  23,750
Inventories, net of provision of $7,469 ($2,339 at Dec. 31, 1999)                         27,654                  24,625
Prepaid expenses and other current assets                                                  3,517                   4,752
Income taxes receivable                                                                      391                   1,257
Deferred income taxes                                                                      3,667                   3,667
                                                                             --------------------    --------------------

        TOTAL CURRENT ASSETS                                                              64,711                  90,210
                                                                             --------------------    --------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                        18,243                  17,523
                                                                             --------------------    --------------------

INTANGIBLE ASSETS, NET                                                                    12,759                  14,351
                                                                             --------------------    --------------------

DEFERRED INCOME TAXES, NONCURRENT                                                             11                      11
                                                                             --------------------    --------------------

        TOTAL ASSETS                                                                    $ 95,724               $ 122,095
                                                                             ====================    ====================


                              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                                      1,266                   1,464
Accounts payable                                                                           9,649                  12,029
Current portion of long-term debt                                                          3,648                   1,399
Accrued payroll and employee benefits                                                        475                   2,511
Accrued expenses                                                                           7,160                   7,614
Income taxes payable                                                                          79                      70
                                                                             --------------------    --------------------

        TOTAL CURRENT LIABILITIES                                                         22,277                  25,087
                                                                             --------------------    --------------------

LONG-TERM DEBT                                                                             7,297                  10,946
                                                                             --------------------    --------------------

        TOTAL LIABILITIES                                                                 29,574                  36,033
                                                                             --------------------    --------------------

SHAREHOLDERS' EQUITY:

Common stock

  par value $0.01 each, 100,000,000 shares authorized,
  17,629,194 shares outstanding (17,639,594 at Dec. 31, 1999)                                176                     176
Additional paid-in capital                                                                 1,806                   1,757
Retained earnings                                                                         64,204                  84,100
Cumulative translation adjustment                                                            (36)                     29
                                                                             --------------------    --------------------

       TOTAL SHAREHOLDERS' EQUITY                                                         66,150                  86,062
                                                                             --------------------    --------------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 95,724               $ 122,095
                                                                             ====================    ====================

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